Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (K1732)

Offering Period: April 30, 2021 – May 6, 2021

Buffered Accelerated Return Equity Securities due November 10, 2022

Linked to the Performance of iShares® MSCI Brazil ETF

Product Terms

•	If the Final Level is equal to or greater than the Initial Level, then you will benefit from the leveraged appreciation, if any, of the Underlying, subject to the Maximum Return.
•	If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then you will receive the principal amount of the securities you hold at maturity.
•	If the Final Level is less than the Buffer Level, then you will lose approximately 1.1765% of your principal for each 1% decline from the Initial Level to the Final Level beyond the Buffer Level. You could lose your entire investment
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Trade Date:	Expected to be May 7, 2021
Settlement Date:	Expected to be May 12, 2021
Underlying:	iShares® MSCI Brazil ETF
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, $1,000 x (1 + Security Performance Factor)
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If (a) the Final Level is equal to or greater than the Initial Level, then the Security Performance Factor will equal the lesser of (i) Maximum Return and (ii) Upside Participation Rate x Underlying Return; (b) the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Security Performance Factor will equal zero; or (c) if the Final Level is less than the Buffer Level, then the Security Performance Factor will equal the product of (i) the Downside Leverage Factor and (ii) the Underlying Return + Buffer Amount.
Underlying Return:	[Final Level-Initial Level/Initial Level]
Upside Participation Rate**:	300%
Buffer Level**:	85% of the Initial Level
Buffer Amount**:	15%
Downside Leverage Factor:	117.65%
Maximum Return**:	Expected to be 26%
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	November 7, 2022
Maturity Date:	November 10, 2022
CUSIP:	22552XKA0
Fees:	Certain fiduciary accounts will pay a purchase price of $985 per security, and the placement agent with respect to sales made to such accounts will forgo any discounts and commissions. Citigroup Global Markets Inc., which we refer to as CGMI, will act as placement agent for the securities. CGMI will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $15 per $1,000 principal amount of securities and will forgo discounts and commissions for sales to fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $920 and $985 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level is equal to or greater than the Initial Level, then the Security Performance Factor will be calculated as follows: the lesser of (i) Maximum Return and (ii) Upside Participation Rate x Underlying Return
•	If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, then the Security Performance Factor will be: zero
•	If the Final Level is less than the Buffer Level, then the Security Performance Factor will be the product of (i) the Downside Leverage Factor and (ii) the Underlying Return + Buffer Amount
•	Buffer Level of 85%**
•	Buffer Amount of 15%**

Hypothetical Returns at Maturity

Underlying Return	Security Performance Factor(1)	Redemption Amount per $1,000 Principal Amount(1)(2)
40%	26%	$1,260
30%	26%	$1,260
20%	26%	$1,260
10%	26%	$1,260
8.67%	26%	$1,260
5%	15%	$1,150
3%	9%	$1,090
0%	0%	$1,000
-5%	0%	$1,000
-15%	0%	$1,000
-16%	-1.1765%	$988.235
-20%	-5.8825%	$941.175
-30%	-17.6475%	$823.525
-40%	-29.4125%	$705.875
-50%	-41.1775%	$588.225
(1)	Assumes a Buffer Level of 85%,** Buffer Amount of 15%,** an Upside Participation Rate of 300%**, a Downside Leverage Factor of approximately 117.65%** and a Maximum Return of 26%**.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	If the Final Level is less than the Buffer Level, you will be fully exposed to the negative performance of the Underlying on a leveraged basis, which will progressively offset the protection that the Buffer Amount would offer. Accordingly, the lower the Final Level, the less benefit you will receive from the buffer. You could lose your entire investment. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The probability that the Final Level will be less than the Buffer Level will depend on the volatility of the Underlying.
•	The securities do not pay interest.
•	The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Maximum Return.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: April 30, 2021 – May 6, 2021

Buffered Accelerated Return Equity Securities due November 10, 2022

Linked to the Performance of iShares® MSCI Brazil ETF

Additional Risk Considerations

Risks Relating to the Securities Generally

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Risks Relating to the Underlying

•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities.
•	Although shares of the Underlying are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market.
•	The performance and market value of the Underlying, particularly during periods of market volatility, may not correlate to the performance of the tracked index.
•	Some or all of the assets included in the Underlying are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.
•	The Underlying is exposed to the political and economic risks of an emerging market country.
•	Because the prices of the equity securities included in the Underlying are converted into U.S. dollars for purposes of calculating the level of the Underlying, investors will be exposed to currency exchange rate risk with respect to the non-U.S. currency in which the equity securities included in the Underlying trade.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to shares of the Underlying or the assets that comprise the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying or the assets that comprise the Underlying.
•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

Risks Relating to the Issuer

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

Risks Relating to Conflicts of Interest

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 30, 2021, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010321006473/dp150362_424b2-k1732.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.